Calgary, Alberta
May 7, 2008

NEWS RELEASE:	Paramount Resources Ltd.
Financial and Operating Results
For The Three Months Ended March 31, 2008
Paramount Resources Ltd. (TSX: POU) (“Paramount” or the “Company”) announces its financial and operating results for the three months ended March 31, 2008.
FINANCIAL AND OPERATING HIGHLIGHTS (1)
($ millions, except as noted)

		December 31,
Three Months Ended	March 31, 2008	2007	Change %

Financial
Petroleum and natural gas sales	77.0	61.8	25
Funds flow from operations (2)	24.2	22.9	6
Per share – diluted ($/share)	0.36	0.33	9
Net loss	(38.0)	(156.5)	76
Per share – diluted ($/share)	(0.56)	(2.29)	76
Capital expenditures	64.1	68.9	(7)
Long-term investments (3)	386.2	322.1	20
Total assets	1,217.0	1,299.8	(6)
Net debt (4)	98.2	15.9	(518)
Common shares outstanding (thousands)	67,693	67,681	—

Operating
Sales volumes:
Natural gas (MMcf/d)	65.8	67.6	(3)
Oil and NGLs (Bbl/d)	3,811	2,984	28
Total (Boe/d)	14,775	14,248	4
Gas weighting	74%	79%	(5)
Total wells drilled (gross)	28	42	(33)

(1)	Readers are referred to the advisories concerning non-GAAP measures and barrels of oil equivalent conversions under the heading “Advisories” in this document.

(2)	The three months ended December 31, 2007 includes a reclassification of $4.9 million for a foreign exchange collar to conform to the current year presentation.

(3)	Based on the period-end closing prices of Trilogy Energy Trust units and MGM Energy Corp. shares on the Toronto Stock Exchange, NuLoch Resources Inc. shares on TSX Venture Exchange and book value of the remaining long-term investments.

(4)	Net debt is a non-GAAP measure, it is calculated and defined in the Liquidity and Capital Resources section of Management’s Discussion and Analysis.

Significant Events
Principal Properties
Paramount continued to focus on the major properties within each Corporate Operating Unit, including development opportunities in the United States.
•	Increased Kaybob’s daily production by 11 percent from the fourth quarter of 2007.

•	Drilled four (3.0 net) wells in North Dakota in addition to two (0.5 net) wells in Montana, furthering Southern’s light oil program.

•	Sold non-core facilities and properties within Northern for $6.4 million, including $5.0 million for the Maxhamish facility and pipeline.
Strategic Investments
Paramount increased its portfolio of Strategic Investments.
•	Invested $13.7 million in 1.9 million units of Trilogy Energy Trust (“Trilogy”) and participated in Trilogy’s distribution reinvestment plan, acquiring an additional 0.5 million units, increasing Paramount’s holdings to 21.1 percent at March 31, 2008.

•	Invested $6.0 million to acquire 6.1 million Class A common of NuLoch Resources Inc, a public oil and gas company with properties in Alberta and Saskatchewan.

•	Purchased 3.5 million common shares of Paxton Corporation, a private company involved in greenhouse gas technology, for $4.8 million.
Corporate
Paramount continued to reduce long-term debt and completed its Normal Course Issuer Bid (“NCIB”) program.
•	Purchased US$45.0 million of US Senior Notes.

•	Lowered interest expense to $2.7 million from $11.5 million in the first quarter of 2007.

•	Purchased an additional 6,400 Common Shares under the NCIB, resulting in a total of 3.3 million Common Shares being purchased and cancelled.

Outlook
Paramount’s first quarter production of 14,775 Boe/d is consistent with expectations. Paramount forecasts it will achieve average production of 15,000 to 15,250 Boe/d for 2008. The 2008 exploration and development budget of $130 million excluding land purchases remains unchanged.
ADDITIONAL INFORMATION
A copy of Paramount’s complete results for the three months ended March 31, 2008, including Management’s Discussion and Analysis and Unaudited Interim Consolidated Financial Statements can be obtained at http://media3.marketwire.com/docs/507pou.pdf. This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com.
ABOUT PARAMOUNT
Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.
ADVISORIES
NON-GAAP MEASURES
In this document, Paramount uses the term “funds flow from operations”, “funds flow from operations per share — diluted” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount’s financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers. “Funds flow from operations” is commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital. “Funds flow from operations” includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities. “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows. “Net debt” is calculated and defined in the Liquidity and Capital Resource section of Paramount’s Management’s Discussion and Analysis. Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.
Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.
FORWARD-LOOKING INFORMATION
Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include, but are not limited to: business strategies and objectives, capital expenditures, reserve quantities and the undiscounted and discounted present value of future net revenues from such reserves, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.
Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The following assumptions have been made, in addition to any other assumptions identified in this document:
♦	the ability of Paramount to obtain required capital to finance its exploration, development and operations;

♦	the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

♦	the ability of Paramount to market its oil and natural gas successfully to current and new customers;

♦	the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

♦	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

♦	the timely receipt of required regulatory approvals;

♦	currency, exchange and interest rates; and

♦	future oil and gas prices.
Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:
♦	the ability of Paramount’s management to execute its business plan;

♦	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

♦	the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

♦	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

♦	risks and uncertainties involving the geology of oil and gas deposits;

♦	risks inherent in Paramount’s marketing operations, including credit risk;

♦	the uncertainty of reserves estimates and reserves life;

♦	the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

♦	the uncertainty of estimates and projections relating to exploration and development costs and expenses;

♦	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

♦	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

♦	the availability of future growth prospects and Paramount’s expected financial requirements;

♦	Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

♦	Paramount’s ability to enter into or continue leases;

♦	health, safety and environmental risks;

♦	Paramount’s ability to secure adequate product transportation and storage;

♦	imprecision in estimates of product sales and the anticipated revenues from such sales;

♦	the ability of Paramount to add production and reserves through development and exploration activities;

♦	weather conditions;

♦	the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;

♦	uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

♦	changes in taxation laws and regulations and the interpretation thereof;

♦	changes in environmental laws and regulations and the interpretation thereof;

♦	the cost of future abandonment activities and site restoration;

♦	the ability to obtain necessary regulatory approvals;

♦	risks associated with existing and potential future law suits and regulatory actions against Paramount;

♦	uncertainty regarding aboriginal land claims and co-existing with local populations;

♦	loss of the services of any of Paramount’s executive officers or key employees;

♦	the impact of market competition;

♦	general economic and business conditions; and

♦	other risks and uncertainties described elsewhere in this document or in Paramount’s other filings with Canadian securities authorities and the United States Securities and Exchange Commission.
The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.
OIL AND GAS ADVISORY
This news release contains disclosure expressed as “Boe” and “Boe/d” All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.
For further information, please contact:
Paramount Resources Ltd.
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994